FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: November 30, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release dated November 30, 2009

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO APPOINTS MICHAEL BECKETT

TO BOARD OF DIRECTORS

Toronto, Canada – November 30, 2009 – Banro Corporation (“Banro” or the “Company”) (NYSE AMEX - “BAA”; TSX - “BAA”) is pleased to announce that Michael Beckett will join the Company’s Board of Directors as a non-executive director on January 1, 2010.

Mr. Beckett is currently a director of a number of public companies, including Endeavour Financial Corporation (he is also the Chairman of this company), Northern Platinum Limited, Mvelaphanda Resources Limited, Medoro Ltd., Orica Limited, The Egypt Trust, and Thomas Cook Group plc (he is also the Chairman of this company). He was previously the Chairman of Ashanti Goldfields Company Limited.

From 1975 to 1990, Mr. Beckett was Managing and Executive Director, Consolidated Gold Fields, where he was responsible for the Group’s global exploration, development and production at its 27 gold mines, one platinum mine and iron ore and other base metal mines. In addition, he was responsible for the management of the Group’s investment portfolio. Previous to this, he was Manager and Assistant Manager of Gold Fields Overseas interests in Australia, Canada, South Africa and North and South America. From 1954 to 1967, Mr. Beckett was a Commissioned Officer, Royal Artillery and Royal Canadian Artillery.

Commenting on Mr. Beckett’s appointment, Simon Village, Chairman of Banro, stated: “As Banro moves from explorer to producer over the next 2 years we believe the Company will benefit from Michael’s career experience and his input towards the technical, project and corporate development of the Company moving forward, as well as maintaining Banro’s high levels of corporate governance. Banro has the assets, people and financial partnerships that we believe are required to establish the Company as a premier Central African gold company over the next 5 to 10 years, and this appointment will serve to compliment this corporate mission.”

Piers Cumberlege, who has now moved to take up other professional responsibilities in Europe, will be resigning from the Banro Board of Directors on December 31. Mr. Village stated: “We would like to thank Piers for his significant contributions to Banro, and for providing substantial input to the governance of the Company over the last few years.”

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the Company is commencing construction of “phase one” of its flagship Twangiza project and to that end has acquired a gold plant capable of treating 1.3 million tonnes of ore per year. Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future gold production, projected timing of possible production and the Company’s development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing needed in the future; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Twangiza study and mine plan; failure to establish estimated mineral resources or mineral reserves (the mineral resource and mineral reserve figures for Twangiza are estimates and no assurances can be given that the indicated levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries for Twangiza being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company’s activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 30, 2009 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

-------------------------------------------------

For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.